UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 19, 2025, Sagtec Global Limited (the “Company”) issued a press release announcing that it has delivered 8,000 Speed+ Cloud-Based Smart Ordering System licenses and 200 FoodKiosk smart self-service machines to its exclusive UAE partner, SMD Tech – FZCO (“SMD Tech”). The delivery is invoiced at US$1,345,000, representing a substantial commercial milestone in the Company’s strategic expansion into the Middle East and reinforcing its role as a key enabler in the region’s food and beverage (F&B) and retail digital transformation.

A copy of the press release is furnished as Exhibit 99.1.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated May 19, 2025, titled “Sagtec Global Delivers 8,000 Speed+ Licenses and 200 units of FoodKiosk Machines in UAE, Marking Major Milestone in Regional Rollout”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: May 19, 2025

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